UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-55686
CUSIP NUMBER:

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AGORA HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

1136 Centre Street Unit 228
Address of Principal Executive Office (Street and Number)

Thornhill, Ontario, Canada L4J 3M8
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The financial statements are not yet completed and cannot be completed by the required filing date without unreasonable cost and effort.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ruben Yakubov	855	561-4541
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]	On June 12, 2017, the Company entered into an Equity Purchase Agreement (the “Agreement”) whereby the Company agreed to acquire all of the outstanding common shares of 9706801 Canada, Inc. d/b/a RiNet Telecom (“RiNet”), which is a company engaged in the deployment, modernization and maintenance of telecommunications networks (the “Acquisition”). RiNet is owned solely by Danail Terziev, a director of the Company. On June 12, 2017 (the “Closing Date”), the parties executed the Agreement for the Acquisition.

Upon the Closing Date, the Company received all of the outstanding common shares of RiNet in exchange for a purchase price of 20,000,000 shares of the Company’s common stock.  The Company has not yet been able to complete the accounting work required to consolidate the financial statements of RiNet with the consolidated accounting records of the Company due to a lack of personnel.  The Company anticipates a substantive change in its operating results due to the acquisition of RiNet, which has active revenue generating operations.

Agora Holdings, Inc.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By:	/s/ Ruben Yakubov
		Name:	Ruben Yakubov
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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